FORM 5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of
1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(h) of the Investment Company Act of 1940

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Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
1. Name and Address of Reporting Person* Kellner Ted D	2. Issuer Name and Ticker or Trading Symbol Marshall & Ilsley Corporation (MI)					6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
						X	Director	10% Owner
							Officer (give title below)	Other (specify below)

(Last) (First) (Middle) 770 North Water Street	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 10-30-2002				7. Individual or Joint/Group Filing (Check Applicable Line)
		5. If Amendment, Date of Original (Month/Day/Year) 02/13/01				X	Form filed by One Reporting Person
(Street) Milwaukee WI 53202							Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock							1,500[1]	D
Common Stock							25,000	I	Trust
Common Stock							504,200	I	Kellner Family LP

FORM 4 (continued)		Table II ` Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction (s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Phantom Stock Units	$0[2]	12/31/00[3]		A		407.0673		[4]	[5]	Common Stock	407.0673	$0[2]	407.0673	D
Stock Options	$25.21875	06/30/00		G	V		15,000	04/25/00	04/25/10	Common Stock	15,000	$25.21875	0	D

Explanation of Responses:
1 Mr. Kellner disclaims beneficial ownership in excess of his pecuniary interest.
2 1 for 1 basis
3 Represents shares acquired under The Directors Deferred Compensation Plan for period ending 12-31-01. The Director receives phantom stock units in lieu of cash fees. Units are awarded monthly for the directors retainer and also for each board or committee meeting attended at prices ranging from $50.6488 to $61.5056.
4 Immediately
5 None

	**Signature of Reporting Person	Date
By: Ryan E. Daniels, Attorney-in-fact Kellner, Ted D 770 North Water Street Milwaukee WI 53202 Marshall & Ilsley Corporation (MI) 10/30/2002
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.